UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Second Quarter 2009 Earnings Report

July 23, 2009

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, preliminary results for the second quarter and first six months of 2009 today.

All comparisons are with respect to the comparable prior year periods unless stated otherwise. The exchange rate used for preparation of the financial statements was Ps. 13.1812 per U.S. dollar.

Highlights Faced with an adverse environment in the air transport industry, OMA’s revenue and cost control initiatives partially offset the impact on results of the decrease in passenger traffic. These initiatives included measures to protect aeronautical revenues, expand and improve sources of non-aeronautical revenue, and to adjust costs and operating expenses to market conditions. These measures resulted in revenues and Adjusted EBITDA decreasing at a slower rate than traffic, and mitigated the impact on the Adjusted EBITDA margin during the second quarter and first six months of 2009.

Second quarter 2009 (compared to the second quarter of 2008)

▪

Passenger traffic decreased 26.1% to 2.7 million in the quarter. Domestic traffic decreased 24.9%; international traffic decreased 33.1%. In addition to the adverse environment confronting the air transport industry since 2008, traffic was affected by the outbreak of the A(H1N1) flu virus in April 2009.

▪

Total revenues decreased less than passenger traffic. Revenues were Ps. 440 million, a reduction of 12.7%. Aeronautical revenues decreased 13.0% and non-aeronautical revenues decreased 11.3%. Monterrey, OMA’s principal airport, contributed 40.3% of revenues, followed by Culiacán with 7.1%.

▪

Total operating costs and expenses decreased 0.9%, to Ps. 332 million. OMA put in place measures to control costs and expenses to minimize the impact on margins of rising prices and the reduction in passenger traffic. These measures included reductions in consumption of energy, water, and materials and supplies, among others.

▪	Operating income decreased 36.0% to Ps. 109 million; the operating margin was 24.7%.
▪	Adjusted EBITDA decreased 21.9% to Ps. 209 million, equivalent to a 47.4% margin.
▪

▪	Consolidated net income was Ps. 50 million, a reduction of 46.8% as compared to the prior year period. Earnings per share were Ps. 0.13, or US$0.08 per American Depositary Share (ADS).
~~▪~~	Capital expenditures were Ps. 164 million.

First six months 2009 (compared to first six months 2008)

▪	Passenger traffic totaled 5.8 million, a decrease of 22.3%. Domestic traffic decreased 21.6%, and international traffic decreased 25.7%.
▪	Total revenues decreased 8.0% to Ps. 926 million. Aeronautical revenues decreased 8.4%, and non-aeronautical revenues decreased 6.1%.
▪	Total operating costs and expenses were maintained at levels similar to those in the first semester of 2008, increasing 0.8% to Ps. 638 million.
▪	Operating income decreased 22.9% to Ps. 288 million; the operating margin was 31.1%.
▪	Adjusted EBITDA decreased 12.5% to Ps. 487 million, equivalent to a 52.6% margin.
▪	Consolidated net income was Ps. 199 million, a reduction of 45.5% as compared to the prior year period. Earnings per share were Ps. 0.50, or US$0.31 per ADS.
▪	Cash and cash equivalents were Ps. 311 million as of June 30, 2009.
▪	Accounts receivable decreased 30.4% as compared to the prior year period, reflecting increased collection efforts.
▪	Capital expenditures were Ps. 417 million.
▪	OMA incurred debt to finance its investments. As of June 30, 2009, total debt was Ps. 633 million in short- and long-term bank loans.
▪	Accounts payable to suppliers and related parties decreased 31.5% and 9.5%, respectively.

Passenger Traffic
The air transport industry in Mexico has faced an adverse environment since 2008. The challenges increased in the second quarter of 2009 with the A(H1N1) flu outbreak which resulted in the cancellation of many domestic and international flights, after the Mexican government issued its first health alert on April 23, 2009. In contrast to the impact of the SARS virus outbreak in 2002-2003, which led to significant reductions in passenger traffic for more than six months in the Asia-Pacific region, the effect on passenger traffic volumes at OMA’s airports appears to have abated in a shorter time. Prior to the health alert (January-April 2009), the average decrease in traffic year-over-year was 18.2%. In May, the month of the greatest impact, the decline was 39.7%. In June, there was a rebound, and total passenger traffic increased 25.2% above the May 2009 level. Year-over-year, June 2009 traffic decreased 20.5%, only slightly below the January-April performance.

Second quarter 2009

Total passenger traffic decreased 26.1% (-954,750 terminal passengers) as compared to the second quarter of 2008. All OMA’s airports recorded traffic reductions. The most affected airports were Monterrey, Ciudad Juárez, Acapulco, Tampico, and Chihuahua (See Annex Table 1, Passenger Traffic). The number of airport operations decreased 20.8% as compared to the prior year period.

Domestic traffic decreased 24.9% as compared to the same quarter of 2008, principally as a result of the A(H1N1) flu outbreak and the exit from the market of Aerocalifornia, Avolar, Aladia, and Alma in the second half of 2008. Domestic traffic reductions affected all of OMA’s airports, but principally Monterrey, Ciudad Juárez, Acapulco, and Tampico.

Three new domestic routes opened during the quarter: Culiacán-Guadalajara and Monterrey-Guadalajara (VivaAerobus), and Monterrey-Puebla (Mexicana Link); five domestic routes were cancelled: Monterrey-San Luis Potosi, Monterrey-Morelia, Monterrey-Aguascalientes, and Durango-Tijuana.

During June 2009, the Ministry of Communications and Transportation (SCT) through the Civil Aviation Directorate (DGAC) ordered Aviacsa to cease operations on several occasions as a result of aircraft maintenance issues, which affected domestic traffic, principally.

International traffic decreased 33.1% compared to the second quarter of 2008. The reduction in international passengers was principally the result of the health measures taken by the Mexican government and several other countries, as well as a reduction in frequencies and the cancellation of routes. Monterrey, Mazatlán, Zihuatanejo, and Acapulco were the airports most affected.

Zacatecas was noteworthy for increasing international traffic, as a result of the performance of Grupo Mexicana with its route to Chicago.

During the quarter, five international routes were cancelled: Mazatlán-Los Angeles, Monterrey-Los Angeles, and Monterrey-New York (Mexicana); Culiacán-Los Angeles (Aeroméxico Connect); and Monterrey-Las Vegas (Aviacsa). The latter route was cancelled after the U.S. FAA temporarily suspended Aviacsa from using U.S. airspace as a result of aircraft maintenance issues, according to an SCT announcement on June 12, 2009.

First six months 2009

Total passenger traffic decreased 22.3% in the first six months of 2009 (-1,654,492 passengers) as compared to the same period of 2008. As a result of the economic crisis and the health alert in the second quarter, all the airports of the group had traffic reductions. The airports with the largest reductions were Monterrey, Ciudad Juárez, Acapulco, and Culiacán. The number of airport operations decreased 22.2% compared to the 2008 period.

Domestic traffic decreased 21.6% as compared to the first six months of 2008. Domestic traffic decreased in all 13 of OMA’s airports, reflecting the departure from the market of the airlines mentioned above in the second half of 2008 and the impact of the A(H1N1) flu outbreak in April 2009.

International traffic decreased 25.7% compared to the 2008 period. With the exception of Zacatecas, the other airports in the group recorded reductions in international traffic. The principal factor was a reduction in available seats by both U.S. and domestic carriers.

Revenues

OMA undertook initiatives starting in 2008 that are intended to counteract the effect of declining passenger traffic on revenues. These included ending the special incentive program for passenger traffic at the Monterrey airport (September 2008); expanding and improving commercial operations inside our airports; and investing in commercial businesses related to airports. Revenues also benefitted from the depreciation of the peso against the dollar.

Total revenues during the second quarter of 2009 were Ps. 440.2 million, a 12.7% decrease as compared to the second quarter of 2008. The mix of revenues in the second quarter of 2009 was 80.8% aeronautical and 19.2% non-aeronautical revenues. For the first six months of 2009, total revenues decreased 8.0% to Ps. 925.9 million, with a mix of 81.0% aeronautical and 19.0% non-aeronautical revenues.

Aeronautical revenues in the second quarter of 2009 were Ps. 355.9 million, a 13.0% reduction from the second quarter of 2008. Revenues from domestic passenger charges (TUA, tarifa de uso de aeropuerto) decreased 13.7% in the second quarter of 2008, while international passenger charges decreased 3.2%. Revenues from other airport services, leases, and access rights decreased 18.3%.

Aeronautical revenue per passenger increased 17.7% as compared to the second quarter of 2008, reaching Ps. 131.6 as compared to Ps. 111.9 in the prior year period. This increase was principally the result of the termination of the incentive program linked to achieving passenger traffic targets at the Monterrey airport in September 2008 and the depreciation of the peso.

During the first six months 2009, aeronautical revenues decreased 8.4% to Ps. 750.4 million, as compared to the same period of 2008. Revenues from domestic TUA decreased 10.0%, and revenues from international TUA increased 4.9%. Revenues from other airport services, leases, and access rights decreased 14.9%.

Aeronautical revenue per passenger increased 17.9% to Ps. 130.5 in the first six months of 2009, as compared to Ps. 110.6 during the 2008 period.

Non-aeronautical revenue initiatives mitigated the impact of the decrease in passenger traffic. Non-aeronautical revenues were Ps. 84.3 million, an 11.3% reduction compared to the prior year period. For the first six months 2009, non-aeronautical revenues decreased Ps. 11.3 million, or 6.1%, as compared to the 2008 period.

Non-aeronautical revenue per passenger increased 20.1% to Ps. 31.2 in the second quarter of 2009 as compared to Ps. 26.0 in the same period of 2008. This metric reached Ps. 30.5 in the first six months of 2009, an increase of 21.0% as compared to Ps. 25.2 in first six months of 2008.

During the second quarter, OMA continued to take actions to improve the commercial offerings at our airports. Eight new commercial spaces (stores, restaurants, and service kiosks) were opened in Monterrey (Terminals A and C), Mazatlán, Acapulco, Culiacán, Reynosa, and Tampico.

The reduction in passenger traffic volumes in the second quarter and first six months of 2009 principally affected revenues generated by parking, restaurants, OMA Carga (cargo logistics services), and retailing. The following table shows the principal non-aeronautical revenue sources.

Costs and operating expenses

OMA put into effect measures to control costs and expenses in order to mitigate the impact on results of increasing prices and the decrease in passenger traffic.

Total costs and operating expenses decreased 0.9% to Ps. 331.6 million, as compared to the second quarter of 2008. In the first six months of 2009, total costs expenses were Ps. 637.8 million, a 0.8% increase above 2008 levels.

Costs and general and administrative expenses were essentially unchanged from the prior year for both the second quarter and the first six months. Control measures included reduced consumption of electricity, water, materials and supplies, among others.

Airport concession tax decreased 11.6% in the second quarter and 8.8% in the first six months of 2009, as compared to the comparable prior year periods, as a result of the decrease in revenues. This tax is 5% of gross revenues.

The technical assistance fee decreased 29.1% in the quarter and 13.3% in the first six months, as a result of the reduction in EBITDA. This fee is charged as the higher of US$3 million per year or 5% of Adjusted EBITDA before technical assistance.

Depreciation and amortization increased 2.6% during the second quarter of 2009 and increased 8.9% during the first six months of the year, as compared to the prior year periods, as a result of a higher level of investments.

Operating income and operating margin

Operating income was Ps. 108.6 million in the second quarter of 2009, a decrease of 36.0% as compared to the prior year period. For the first six months 2009, operating income was Ps. 288.2 million, a decrease of 22.9% as compared to the 2008 period. The reductions in both periods reflected the decreases in revenue, while costs and operating expenses remained practically unchanged.

The operating margin in the second quarter of 2009 was 24.7%, 8.9 percentage points below the same period of 2008. For the first six months 2009, the operating margin was 31.1%, 6.0 percentage points below the 2008 operating margin of 37.1%.

Adjusted EBITDA

Adjusted EBITDA and the Adjusted EBITDA margin for the second quarter and the first six months reflected the reduced impact from the reduction in traffic volumes as a result of the initiatives to sustain income and control costs and operating expenses.

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, decreased 21.9% during the second quarter of 2009 to Ps. 208.7 million. The Adjusted EBITDA margin for the second quarter was 47.4%.

Adjusted EBITDA for the first six months 2009 provides a clearer view of the efforts undertaken by OMA. Adjusted EBITDA was Ps. 486.6 million, a decrease of 12.5% as compared to 2008. The Adjusted EBITDA margin was 52.6%, only 2.7 percentage points below the 2008 level.

Other income (expense), financing expense, and taxes

Other income (expense), net during the second quarter 2009 was income of Ps. 2.5 million, as compared to an expense in the prior year period. For the first six months 2009, there was income of Ps. 6.0 million, compared to income of Ps. 101.0 million in the prior year period. The variation is a result of the cancellation of provisions for deferred employees’ statutory profit sharing (PTU) for Ps. 104.2 million in the first quarter of 2008.

Comprehensive financing income (expense) was income of Ps. 1.8 million in the second quarter of 2009 as compared to Ps. 18.4 million in the second quarter of 2008, and was an expense of Ps. (12.2) million for the first six months 2009 as compared to income of Ps. 44.1 million in the prior year period. In both the quarter and the six months, the variations principally reflect increases in net interest expense as a result of lower earning balances and debt incurred.

Tax expense in the second quarter of 2009 was Ps. 62.7 million, 31.9% below the amount recorded in the second quarter of 2008. For the first six months 2009, taxes were Ps. 82.9 million, a decrease of 46.1% as compared to 2008. The reductions in taxes in both periods reflect lower cash income tax expense as a result of lower taxable income and a lower deferred minimum corporate flat rate tax (IETU) as a result of capital investments.

Net Income

Consolidated net income in the second quarter of 2009 was Ps. 50.3 million, a reduction of 46.8% as compared to net income of Ps. 94.6 million in the second quarter of 2008. Earnings per share in the second quarter of 2009 were Ps. 0.13, and earnings per ADS were US$0.08 per ADS. Each ADS represents eight Series B shares.

For the first six months 2009, consolidated net income was Ps. 199.0 million, a reduction of 45.5% as compared to Ps. 364.7 million in the 2008 period. Earnings per share were Ps. 0.50, and earnings per ADS were US$0.31.

Adjusting the first six months of 2008 net income for the non-operating income from the cancellation of deferred employees’ statutory profit sharing (PTU) in the first quarter of 2008, the reduction in net income for the first six months of 2009 would be 23.6%.

Capital expenditures

OMA made Master Development Plan (MDP) investments in each of our 13 airports and also made strategic investments to improve services and to diversify revenues.

During the second quarter of 2009 capital expenditures were Ps. 163.9 million, including both MDP investments and strategic investments. The most important investments carried out during the second quarter were:

▪

Final work on the new Terminal B of the Monterrey airport. The start of operations is currently expected to be in the first quarter of 2010; the opening date will depend in part on the time required to relocate airline and commercial tenants to the new terminal;

▪	Expansion of the immigration area, road widening, and remodeling the public parking area of the Acapulco airport;
▪	Expansion of the commercial aviation platform, construction of a perimeter enclosure, and installation of air conditioning control units in the Chihuahua airport;
▪	Improvements to the lighting on the commercial aviation platform and the terminal building at the Reynosa airport; and
▪	Installation of a new air conditioning system in the Ciudad Juárez airport terminal building.

Strategic investments principally included advance on construction work for the hotel inside Terminal 2 of the Mexico City International Airport (AICM), which was approximately 95% completed as of June 30, together with equipment and installations for the hotel. The hotel is currently expected to start operations during the third quarter of 2009.

Capital expenditures for the first six months 2009 were Ps. 342.2 million. The resources to finance investments came from operating cash flow and bank financing.

Liquidity

During the first six months of 2009, OMA generated a net increase in cash of Ps. 53.2 million, with a balance of cash and cash equivalents of Ps. 310.6 million as of June 30, 2009.

Operating activities generated cash of Ps. 136.9 million. This amount reflects a faster rate of collections and payment of Ps. 194.3 million for construction work on the T2 hotel at AICM.

Cash generated by financing activities were Ps. 502.0 million; as of June 30, 2009, OMA’s total debt was Ps. 632.8 million in short- and long-term bank debt.

These resources were used principally to finance capital expenditures, which totaled Ps 342.2 million during the first six months of 2009.

OMA continued to operate its share repurchase program, which resulted in an outflow of Ps. 15.1 million in the first six months of 2009.

Dividends paid include the third (January 15, 2009) and fourth (April 15, 2009) installments of the dividend declared at the Annual Shareholders’ Meeting on April 3, 2008, each in the amount of Ps. 0.2714 per share. The total outflow was Ps. 214.2 million.

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent developments

First quarterly payment of 2008 dividend: On July 15, 2009 the first quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 24, 2009 was paid. The amount was Ps.0.25 per share.

Aviacsa suspension: On July 6, 2009, the Ministry of Communications and Transportation (SCT) suspended Aviacsa’s right to use Mexican airspace as a result of debts to SENEAM, the Navigation Services for Mexican Airspace agency. As of that date, Aviacsa had operations in four of OMA’s 13 airports (Monterrey, Acapulco, Ciudad Juárez, and Tampico) with a total of seven routes. All of Aviacsa’s routes are also served by other carriers. Aviacsa accounted for 7.0% of OMA’s passenger traffic during the first six months of 2009; 96.7% were domestic passengers.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on July 24, 2009 at 10:00 am EST, 9:00 am Mexico City time.

The conference call is accessible by calling (877) 941-6010 toll-free from the U.S. or +1 (480) 629-9772 from outside the U.S. The conference ID is 4117804. A taped replay will be available through July 31, 2009 at (800) 406-7325 toll free or +1 (303) 590-3030, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

(Thousands of terminal passengers-excludes transit passengers)

Total Passengers	2Q 08	2Q 09	% Var.	6M 08	6M 09	% Var.
Acapulco	244.6	178.2	**(27.1)**	603.9	483.9	**(19.9)**
Ciudad Juárez	237.4	155.6	**(34.5)**	498.3	316.9	**(36.4)**
Culiacán	298.4	262.1	**(12.2)**	609.6	509.6	**(16.4)**
Chihuahua	218.3	175.6	**(19.6)**	419.8	354.8	**(15.5)**
Durango	63.0	51.0	**(19.0)**	127.3	98.4	**(22.7)**
Mazatlán	203.9	165.4	**(18.9)**	473.5	397.7	**(16.0)**
Monterrey	1,781.2	1,250.6	**(29.8)**	3,386.6	2,527.2	**(25.4)**
Reynosa	58.3	47.6	**(18.4)**	113.9	97.7	**(14.2)**
San Luis Potosí	68.3	47.1	**(31.0)**	131.8	95.9	**(27.2)**
Tampico	156.9	109.6	**(30.2)**	294.8	239.9	**(18.6)**
Torreón	121.6	89.0	**(26.8)**	237.1	187.6	**(20.9)**
Zacatecas	64.4	59.0	**(8.4)**	126.5	116.1	**(8.2)**
Zihuatanejo	142.7	113.4	**(20.5)**	382.0	324.9	**(14.9)**
Total	**3,658.9**	**2,704.1**	**(26.1)**	**7,405.2**	**5,750.7**	**(22.3)**

Domestic Passengers	2Q 08	2Q 09	% Var.	6M 08	6M 09	% Var.
Acapulco	201.3	150.2	**(25.4)**	412.6	340.1	**(17.6)**
Ciudad Juárez	237.0	155.4	**(34.4)**	497.4	316.3	**(36.4)**
Culiacán	289.4	257.9	**(10.9)**	589.7	501.6	**(14.9)**
Chihuahua	195.3	160.2	**(18.0)**	375.2	323.6	**(13.8)**
Durango	57.7	47.7	**(17.2)**	116.3	92.4	**(20.6)**
Mazatlán	111.4	95.0	**(14.7)**	221.9	180.8	**(18.5)**
Monterrey	1,536.3	1,099.0	**(28.5)**	2,906.8	2,208.7	**(24.0)**
Reynosa	58.0	47.3	**(18.5)**	113.4	97.0	**(14.4)**
San Luis Potosí	47.8	33.4	**(30.1)**	90.0	67.9	**(24.5)**
Tampico	143.8	101.0	**(29.7)**	270.6	222.0	**(18.0)**
Torreón	102.1	77.1	**(24.5)**	197.9	163.9	**(17.2)**
Zacatecas	44.6	37.6	**(15.6)**	88.7	74.7	**(15.8)**
Zihuatanejo	88.7	77.5	**(12.7)**	185.2	166.5	**(10.1)**
Total	**3,113.3**	**2,339.4**	**(24.9)**	**6,065.7**	**4,755.6**	**(21.6)**

International Passengers	2Q 08	2Q 09	% Var.	6M 08	6M 09	% Var.
Acapulco	43.3	28.0	**(35.3)**	191.4	143.8	**(24.8)**
Ciudad Juárez	0.4	0.2	**(48.8)**	0.9	0.6	**(35.7)**
Culiacán	9.0	4.3	**(52.4)**	19.9	8.0	**(59.9)**
Chihuahua	23.0	15.4	**(33.1)**	44.6	31.3	**(30.0)**
Durango	5.4	3.3	**(38.7)**	11.0	6.0	**(45.3)**
Mazatlán	92.5	70.4	**(23.9)**	251.6	216.9	**(13.8)**
Monterrey	244.9	151.6	**(38.1)**	479.8	318.4	**(33.6)**
Reynosa	0.3	0.3	**13.0**	0.5	0.7	**37.2**
San Luis Potosí	20.5	13.7	**(33.2)**	41.9	28.0	**(33.1)**
Tampico	13.2	8.6	**(35.0)**	24.2	17.9	**(25.9)**
Torreón	19.5	11.8	**(39.3)**	39.2	23.7	**(39.6)**
Zacatecas	19.8	21.3	**7.6**	37.7	41.3	**9.6**
Zihuatanejo	53.9	36.0	**(33.4)**	196.8	158.4	**(19.5)**
Total	**545.5**	**364.7**	**(33.1)**	**1,339.5**	**995.0**	**(25.7)**

See notes and disclaimers

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Notes and disclaimers

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services. These include revenue from airport services, regulated leases, and access fees from second parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from second party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: uses the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at the June 30, 2009 exchange rate of Ps. 13.1812/US$, as published in the Official Diary of the Federation.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with current MFRS and their Interpretations (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on numbers expressed in thousands.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited, preliminary statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s second largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: July 24, 2009

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